15049043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., DC
404

SEC FILE NUMBER
8- 43582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Funds, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Congress Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Long (617) 663-4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Funds, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT J. WANEK NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMM. EXPIRES NOV. 12, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN HANCOCK FUNDS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
John Hancock Funds, LLC

We have audited the accompanying statement of financial condition of John Hancock Funds, LLC (the Company), as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Funds, LLC at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 26, 2015

JOHN HANCOCK FUNDS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Equity securities - held-for-trading (cost $54,276,260)	$	54,276,260
Accounts receivable		2,599,371
Deferred selling commissions		17,011,068
Due from affiliated companies		2,509,141
Goodwill and other intangible assets, net		7,640,478
Other assets		1,202,369
Total assets	$	85,238,687
Liabilities		
Accounts payable & accrued expenses	$	25,373,700
Commissions and distribution expenses payable		9,651,849
Cash overdraft		171,519
Due to affiliated companies		12,134,778
Deferred income taxes, net		5,484,373
Total liabilities		52,816,219
Shareholder's equity		
Common stock ($1.00 par value; 1,000 shares authorized, issued and outstanding)		1,000
Additional paid-in capital		699,051,129
Retained earnings / (deficit)		(666,629,661)
Total shareholder's equity		32,422,468
Total liabilities & shareholder's equity	$	85,238,687

See accompanying notes which are an integral part of these financial statements.

JOHN HANCOCK FUNDS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

Revenues	
Selling commissions	$ 74,903,453
Rule 12b-1 service fees	171,765,154
Other revenue	4,979
Total revenues	246,673,586
Expenses	
Selling commissions	85,313,220
Rule 12b-1 service fees	133,921,913
Other selling, general, and administrative expenses	136,469,247
Legal expenses	337,670
Marketing support expenses	27,707,477
Parent company service fees	18,660,738
Total expenses	402,410,265
Income (loss) before income taxes	(155,736,679)
Income tax expense (benefit)	(54,062,016)
Net income (loss)	$ (101,674,663)

See accompanying notes which are an integral part of these financial statements.

JOHN HANCOCK FUNDS, LLC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings / (Deficit)	Total Shareholder's Equity
Balance at January 1, 2014	$ 1,000	$ 600,451,129	$ (564,864,511)	$ 35,587,618
Net income (loss)	-	-	(101,674,663)	(101,674,663)
Capital contribution by Parent	-	98,600,000	-	98,600,000
Other	-	-	(90,487)	(90,487)
Balance at December 31, 2014	$ 1,000	$ 699,051,129	$ (666,629,661)	$ 32,422,468

See accompanying notes which are an integral part of these financial statements.

JOHN HANCOCK FUNDS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Operating Activities	
Net income (loss)	$(101,674,663)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of deferred selling commissions	20,514,212
Deferred income taxes	(3,028,095)
Amortization of goodwill and other intangible assets	1,406,522
Change in operating assets and liabilities:	
Net (subscriptions) redemptions of equity securities	(3,703,624)
Accounts receivable	(173,940)
Deferred selling commissions, excluding amortization	(13,938,010)
Due to/from affiliated companies	109,334
Other assets	(78,659)
Accounts payable and accrued expenses	621,991
Commissions and distribution expenses payable	1,193,404
Cash overdraft	171,519
Net cash provided by (used in) operating activities	(98,580,009)
Financing Activity	
Capital contributed by Parent	98,600,000
Other	(90,487)
Net cash provided by (used in) financing activities	98,509,513
Net increase (decrease) in cash	(70,496)
Cash at beginning of year	70,496
Cash at end of year	$ -

See accompanying notes which are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Organization and Description of Business. John Hancock Funds, LLC (the "Company") is a direct wholly-owned subsidiary of John Hancock Advisers, LLC ("Advisers" or "Parent"). Advisers is a direct wholly-owned subsidiary of The Berkeley Financial Group, LLC (the "Berkeley Group"). The Berkeley Group is a direct wholly-owned subsidiary of John Hancock Subsidiaries, LLC ("Subsidiaries"). Subsidiaries is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act"). The Company was incorporated in the State of Delaware on January 19, 1991. The Company serves as the wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the "Funds") managed by the Berkeley Group.

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Equity Securities. The Company classifies its equity securities as held-for-trading and records these securities at fair value. The change in fair value related to held-for-trading securities is included in other revenue in the Statement of Operations. Equity securities primarily include investments in money market registered investment companies.

Deferred Selling Commissions. On July 1, 2013, the Company discontinued selling Class B-Shares. The Company paid a selling commission to the selling broker/dealer for sales of the Funds that do not have a front-end sales charge, for Class B shares, which also carry Contingent Deferred Sales Charges ("CDSC"). B-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not to exceed six years. The Company also pays a selling commission to the selling broker/dealer for Class C Shares. C-Share selling commissions are also capitalized as deferred selling commissions, and are amortized on a straight-line basis over a period not to exceed one year.

The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds upon redemption of Class B and C shares. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Goodwill and Other Intangible Assets. Intangible assets include the distribution network of sales agents and producers responsible for procuring business. As a result of the acquisition of John Hancock by Manulife in 2004, $16,936,000 was initially recognized as the fair value of the distribution networks. Distribution networks are amortized over their respective estimated lives in other selling, general, and administrative expenses. Management determined at inception that these other intangible assets have an estimated definite life of 28 years.

Amortizing intangible assets are reviewed for impairment only upon the occurrence of certain triggering events. Impairments are recorded whenever the other intangible asset's fair value is deemed to be less than its carrying value.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant nonmarket observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

For the year ending December 31, 2014, cash and equity securities are classified within Level 1 of the fair value hierarchy. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ending December 31, 2014.

Revenue Recognition. Selling commissions are recorded on the trade date. CDSC commissions are recognized as income when received. Upon receipt of CDSC payments, the Company records additional amortization to write-off an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Other revenue includes interest income which is recognized on an accrual basis.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to current tax payable. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Foreign Currency Translation. Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction. Revenues and expenses are translated using the average exchange rates during the year. Gains or losses on foreign currency transactions are reflected in earnings.

Future Adoption of Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued a new revenue recognition standard that will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard clarifies revenue recognition principles, provides a robust framework for recognizing revenue and cash flows arising from contracts with customers and enhances qualitative and quantitative disclosure requirements. Accordingly, the adoption of this standard may impact the Company's revenue recognition and could result in additional financial statement disclosure. The new standard is effective for fiscal years beginning after December 15, 2016. The Company will be required to apply the standard retrospectively, either using a full retrospective or a modified retrospective approach. The Company is assessing the impact of this standard.

Note 2 – Related Party Transactions

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses from JHUSA and MFC. Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Distribution Agreements. As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to JHUSA and to registered representatives of Signator Investors, Inc, ("Signator"), an indirect wholly-owned subsidiary of JHUSA. The Company reimburses Signator for certain marketing expenses. These expenses totaled $392,615 for the year ended December 31, 2014 and are included in marketing support expenses on the Statement of Operations.

The Company has entered into a Distribution Plan Service Agreement with Signator under which the Company pays Signator selling commissions and distribution expenses for selling certain Funds. The Company incurred and paid selling commissions of $3,150,964 and distribution expenses of $4,328,693 which are included in selling commissions and Rule 12b-1 service fees, respectively, in the Statement of Operations for the year ended December 31, 2014 in connection with this agreement. Due to affiliated companies at December 31, 2014 includes $372,195 of combined selling commissions and Rule 12b-1 service fees due to Signator.

Rule 12b-1 Distribution Plans. The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. Accounts receivable at December 31, 2014 includes $2,344,483 of Rule 12b-1 service fee revenue due from the Funds. In addition, the Company incurs and pays John Hancock Distributors LLC ("Distributors") Rule 12b-1 distribution fees for distributing certain funds on behalf of the Company. Rule 12b-1 distribution fees incurred and paid to Distributors amounted to $26,814,512 for the year ended December 31, 2014 and are included in Rule 12b-1 service fees paid in the Statement of Operations.

Capital Contribution. For the year ended December 31, 2014, the Company received cash capital contributions of $98,600,000 from Advisers.

Due from/to Affiliated Companies. Due from affiliated companies at December 31, 2014 included certain operating expenses paid by the Company on behalf of Advisers and Manulife Asset Management (U.S.) LLC ("MAM (US) LLC"), a directly, wholly-owned subsidiary of the Berkeley Group. Generally, these are settled monthly.

Due to affiliated companies at December 31, 2014 includes 12b-1 fee expenses, broker support expenses, payroll related expenses and other administrative expenses paid on behalf of the Company by Distributors, Signator, John Hancock Signature Services, Inc. ("Signature Services"), JHUSA, Manufacturers Life Insurance Company ("MLI") and MFC. Generally, these are settled monthly.

The Company pays a parent company service fee to JHUSA and MFC for certain Company expenses paid by those entities on behalf of the Company. The Company also pays JHUSA for certain insurance coverage.

The Company reimburses JHUSA for all payroll related expenses. Payroll related expenses amounted to $86,073,678 for the year ended December 31, 2014 and are included in other selling, general and administrative expenses in the Statement of Operations.

Other Related Party Matters. The Company received approximately $54,604,561 in federal tax benefits from JHUSA and Advisers for 2014 for reimbursement of federal tax losses incurred.

The Company leases office space from JHUSA as a tenant-at-will based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by JHUSA. Rent expense amounted to $4,014,100 for the year ended December 31, 2014 and are included in parent company service fees in the Statement of Operations.

Note 3 – Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31, 2014 is as follows:

Balance, beginning of year	$ 23,587,270
Additions	13,938,010
Amortization	(20,514,212)
Balance, end of year	$ 17,011,068

Note 4 – Intangible Assets

Intangible assets are as follows:

December 31, 2014	Gross Carrying Amount	Accumulated Net Amortization	Net Carrying Amount
Subject to amortization:			
Distribution network	$ 16,936,000	9,295,522	$ 7,640,478
Total	$ 16,936,000	9,295,522	$ 7,640,478

Amortization expense was $1,406,522 for the year ended December 31, 2014. The expense is recorded to other selling, general, and administrative expenses in the Statement of Operations. Amortization expense for other intangible assets is expected to be approximately $1,234,328 in 2015, $1,056,584 in 2016, $904,436 in 2017, $774,197 in 2018, and $662,713 in 2019. There were no intangible asset impairments in 2014.

Note 5 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2014 were as follows:

Current taxes	
Federal	$ (51,033,922)
Total	(51,033,922)
Deferred taxes	
Federal	(3,028,094)
Total	(3,028,094)
Total income tax expense (benefit)	$ (54,062,016)

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2014 follows:

Tax at 35%	$ (54,507,839)
Add (deduct):	
Nondeductible expenses, including meals and entertainment	469,335
Prior year taxes	(23,512)
Total income tax expense (benefit)	$ (54,062,016)

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at each statement of financial condition date. For December 31, 2014, deferred tax assets and liabilities consisted of the following:

Deferred tax assets:	
Pension	$ 3,033,207
Severance	110,461
Total deferred income tax assets	3,143,668
Deferred income tax liabilities:	
Deferred selling commissions	5,953,874
Goodwill and other intangible assets, net	2,674,167
Total deferred income tax liabilities	8,628,041
Net deferred tax assets (liabilities)	$ (5,484,373)

The Company has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets.

The Company's common parent JHFC merged with Manulife Holdings Delaware LLC resulting in a new combined group for 2010 for tax purposes. The returns for the new combined group have not yet been examined.

With respect to the legacy JHFC group, the IRS has completed it examinations of tax years 1997 through 2009. The IRS has issued statutory notices of deficiency relating to issues unrelated to the Company for years 1997 through 2004. JHFC filed a petition in U.S. Tax Court to contest years 1997 to 2001 and the trial was completed in 2011 with final judgment entered on July 22, 2014. The IRS issued Revenue Agent Reports for tax years 2005 through 2009. Protests were filed with respect to disagreed issues unrelated to the Company. The IRS commenced its audit of tax years 2010 through 2013 in September 2014.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in other selling, general and administrative expenses in the Statement of Operations. During the year ended December 31, 2014 the Company did not have any such interest expense.

Note 6 – Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2014 the Company had net capital, as defined, of $8,458,261. The minimum net capital requirement at December 31, 2014 was $250,000.

Note 7 – Commitments and Legal Proceedings

Commitments. The Company has entered into operating leases with unrelated parties for office space.

Minimum payments required under the leases are as follows:

		Office Space
Year ending December 31,	2015	$ 33,917
	2016	3,240
	2017	-
	2018	-
	2019	-
	Thereafter	-
		$ 37,157

Legal Proceedings. The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

Note 8 – Employee Benefit Plans

The Company participates in the John Hancock Supplemental Retirement Plan, a non-qualified defined contribution plan maintained by MFC, which was established as of January 1, 2008 with participant directed investment options. The expense for this plan was $2,003,992 in 2014. The prior non-qualified defined contribution plan was frozen except for grandfathered participants as of January 1, 2008, and the benefits accrued under the prior plan continue to be subject to the prior plan provisions. Accrued costs related to the non-qualified defined contribution plan were $8,666,306 at December 31, 2014, and are included in accounts payable and accrued expenses.

Note 9 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2014 financial statements through February 26, 2015, the date on which the financial statements were issued.

Supplemental Information

John Hancock Funds, LLC

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Computation of Net Capital

Total shareholder's equity (from Statement of Financial Condition)	$ 32,422,468
Allowable credits:	
Deferred income taxes, net	5,484,373
Total capital and allowable credits	37,906,841
Nonallowable assets:	
Deferred selling commissions	17,011,068
Due from affiliated companies	2,509,141
Goodwill and other intangible assets, net	7,640,478
Other assets	1,202,369
Total nonallowable assets	28,363,056
Net capital before haircuts on securities positions	9,543,785
Haircuts on securities:	
Investment in money market fund	1,085,524
Total haircuts on securities	1,085,524
Net capital	$ 8,458,261

Computation of Alternate Net Capital Requirement

Minimum net capital required (2% of aggregate debit item pursuant to Rule 15c3-3)	$ -
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 250,000
Excess net capital over requirement	$ 8,208,261

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2014.

John Hancock Funds, LLC

Schedule II – Statement Pursuant to SEC Rule 15c3-3

December 31, 2014

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(i) of that rule.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of John Hancock Funds, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of John Hancock Funds, LLC , the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating John Hancock Funds, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. John Hancock Funds, LLC's management is responsible for John Hancock Funds, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in management's general ledger and cash wire system.

   Procedure completed without exception.

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports for the fiscal period from January 1, 2014 through December 31, 2014 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2014 through December 31, 2014 covered by the Form SIPC-7.

   Procedure completed without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

   Procedure completed without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Procedure completed without exception.

EY

Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2014 through December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1447*********************MIXED AADC 220
043582 FINRA DEC
JOHN HANCOCK FUNDS LLC
601 CONGRESS ST ~~FL 2~~ FL 6
BOSTON MA 02210-2805

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeff Long (617) 663-4343

2. A. General Assessment (item 2e from page 2) $ 130

B. Less payment made with SIPC-6 filed (exclude interest) (105)
7/24/2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 25

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 25

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 25

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

John Hancock Funds, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29th day of January, 20 15.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 246,706,542
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	246,654,599
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ✓ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	246,654,599
2d. SIPC Net Operating Revenues	$ 51,943
2e. General Assessment @ .0025	$ 130

(to page 1, line 2.A.)

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
John Hancock Funds, LLC

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC rule 15c3-3, in which (1) John Hancock Funds LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i)) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)((2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2015

John Hancock Investments

601 Congress Street
Boston, MA 02210-2805

jhinvestments.com

John Hancock INVESTMENTS

John Hancock Funds, LLC's Exemption Report

John Hancock Funds, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following: The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i). The Company serves as a wholesale distributor and/or underwriter for registered investment companies (the Funds) throughout the United States for its parent company John Hancock Advisers, LLC which is the investment adviser for the Funds. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) because it does not hold customer funds or safekeep customer securities as a registered broker dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

John Hancock Funds, LLC

I, Jeff Long, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: Chief Financial Officer

February 26, 2015